COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly-Held Company
Corporate Tax Registry (CNPJ/M.F) n.º 47.508.411/0001-56

MINUTES OF THE SPECIAL SHAREHOLDERS’

MEETING HELD ON AUGUST 16, 2005

DATE, TIME AND PLACE: On August 16, 2005, 6 p.m., at the Company’s head office at Avenida Brigadeiro Luiz Antônio, n.º 3.142, São Paulo-SP.

COMPOSITION OF THE DESK: Chairman: Valentim dos Santos Diniz, Secretary: Marise Rieger Salzano.

CALL NOTICE: Call Notice published on July 30th, August 2nd and 3rd in the “Diário Oficial of State of São Paulo” pages 15, 14 and 15, and on July 30th, August 1st and 2nd in “Folha de São Paulo” pages A12, D12 and A15, respectively.

ATTENDANCE: Shareholders representing more than two third of the Company’s voting capital, in accordance with the signatures of the shareholders’ attendance book, attesting the legal “quorum” to carry out the Meeting.

AGENDA:

(i)     ratify the execution of a Technical Assistance Agreement entered into by and between the Company and Casino Guichard Perrachon, holding company that controls the shareholder Segisor;

(ii)     Election of new member of Board of Directors of the Company.

RESOLUTIONS: Beginning the meeting, the shareholders

(i)     ratified the execution of a Technical Assistance Agreement entered into by and between the Company and Casino Guichard Perrachon, holding company that controls the shareholder Segisor, on July 08, 2005, which was approved by Board of Directors on meeting held on July 21, 2005, as set forth in such Agreement, a copy of which has been filed in the Company’s head offices.

(ii)     elected Mr. HENRI PHILIPPE REICHSTUL, Brazilian, married, economist, bearer of Identity Card RG 3.798.203 SSP/SP, enrolled with the Individual Taxpayer’s Registry under nº 001.072.248-36, resident in the capital of the State of São Paulo, and domiciled at Rua dos Pinheiros, 870, 20º andar, conjuntos 201/202, to occupy the offices of the Board of Directors, for a term of office of 3 (three) years;

The elected member of the Board of Directors declares, subject to the penalties of law, that they have not been qualified in any of the crimes due to the law that precludes the exercise of commerce and trade activities, acknowledging the provisions of article 147 of Law nº 6,404/76. The elected member of the Board of Directors will be vested in their offices by signing the respective Instrument of Investiture registered in the competent book.

CLOSING: Having nothing further to decide, the meeting was adjourned for the time necessary to draw up this minute, which was read, approved and signed by those present.

SIGNATURES: Valentim dos Santos Diniz – President of the Meeting; Marise Rieger Salzano: Secretary.

SHAREHOLDERS: Vieri Participacoes S.A. by itself and as holder of voting rights of Peninsula Participacoes Ltda and Segisor; Peninsula Participacoes Ltda. as holder of the voting rights of Rio Soe Empreendimentos e Participacoes Ltda., both represented by their attorney in fact Marise Rieger Salzano and Dynamo Puma II Fundo de Investimento Participações, represented by Mario Coelho Joppert.

True copy of the original registered at the Registry Book.

São Paulo, August, 16, 2005.

____________________________________
MARISE RIEGER SALZANO
Secretary of the Meeting

Maria Lúcia de Araújo
OAB/SP 189.868